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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
Further information on Appointment of Independent Non-executive Director

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 23 August 2011 regarding the “Appointment of Independent Non-executive Director”.

In relation to the appointment of Mr. Frank Meng (“Mr. Meng”) as an Independent Non-executive Director of the Company, Mr. Meng will be entitled to an annual cash compensation of US$50,000, and will be granted an option to subscribe for such number of ordinary shares of the Company equivalent to 0.014% of the outstanding shares of the Company as of the date of grant. The Company will be entering into a service contract with Mr. Meng covering the said emoluments.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer
Executive Director

Shanghai, 7 November 2011

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as the Independent Non-Executive Directors of the Company.